UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                Gravity Co., Ltd.
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value Won 500 Per Share

                 Shares of Common Stock in the form of American
                               Depository Shares*
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    38911N107
            ---------------------------------------------------------
                                 (CUSIP Number)

                          Moon Capital Master Fund Ltd.
                         c/o Moon Capital Management LP
                           499 Park Avenue, 8th Floor
                               New York, NY 10022
                        Attention: Andrew L. Wright, Esq.
                                 General Counsel
                                 (212) 652-4567

                                 with a copy to:
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 26, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


_______________________
* Each American Depository Share represents one-fourth of one share of common stock, par value Won 500 per share (the "Common Stock").

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP No. 38911N107                                           Page 2 of 12 Pages
-------------------                                          -------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Master Fund Ltd.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                   (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                  -0-
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY               566,502.75*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
    REPORTING
                            -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
       WITH
                            566,502.75*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          566,502.75*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

____________________
* Includes 105,971 shares of Common Stock and 1,842,127 American Depository Shares ("ADSs") representing 460,531.75 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP No. 38911N107                                           Page 3 of 12 Pages
-------------------                                          -------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Leveraged Master Fund Ltd.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                   (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                  -0-
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY               7,887.5*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
    REPORTING
                            -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
       WITH
                            7,887.5*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,887.5*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

____________________
*  Represents 31,550 ADSs.

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP No. 38911N107                                           Page 4 of 12 Pages
-------------------                                          -------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Management LP
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                   (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                  -0-
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY               574,390.25*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
    REPORTING
                            -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
       WITH
                            574,390.25*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          574,390.25*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------

____________________
* Includes 105,971 shares of Common Stock and 1,873,677 ADSs representing 468,419.25 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP No. 38911N107                                           Page 5 of 12 Pages
-------------------                                          -------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         JWM Capital LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                   (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                  -0-
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY               574,390.25*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
    REPORTING
                            -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
       WITH
                            574,390.25*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          574,390.25*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------

____________________
* Includes 105,971 shares of Common Stock and 1,873,677 ADSs representing 468,419.25 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP No. 38911N107                                           Page 6 of 12 Pages
-------------------                                          -------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John W. Moon
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                   (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                  -0-
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY               574,390.25*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
    REPORTING
                            -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
       WITH
                            574,390.25*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          574,390.25*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

____________________
* Includes 105,971 shares of Common Stock and 1,873,677 ADSs representing 468,419.25 shares of Common Stock.

                                  SCHEDULE 13D
CUSIP No. 38911N107                                           Page 7 of 12 Pages


     This Amendment No. 5 (this "Amendment No. 5") further amends and supplements the Schedule 13D dated March 28, 2006 filed by Moon Capital Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon (the "Schedule 13D") in connection with the American Depository Shares of Gravity Co., Ltd., as amended and supplemented by Amendment No. 1 to Schedule 13D dated May 4, 2006 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D dated May 23, 2006 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D dated June 1, 2006 ("Amendment No. 3") and Amendment No. 4 to Schedule 13D dated July 18, 2006 ("Amendment No. 4") filed by Moon Capital Master Fund Ltd., Moon Capital Leveraged Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon (collectively, the "Reporting Persons") in connection with the American Depository Shares and shares of common stock of Gravity Co., Ltd. Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and/or the Schedule 13D.


Item 2. Identity and Background.
        -----------------------

         The second paragraph of Item 2 is hereby amended and restated in its entirety as follows:

     The Master Fund, the Leveraged Fund, the Investment Manager, the IMGP and Mr. Moon are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief. By virtue of the communications among the Reporting Persons and representatives of Ramius Capital Group, LLC and certain of its affiliates (collectively the "Ramius Entities") and certain actions as to the matters more fully described in Item 4 and the Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and the Ramius Entities as to the sharing of certain information and expenses attached as an exhibit to the Schedule 13D, the Reporting Persons may be deemed to be a "group" with the Ramius Entities for purposes of the Securities Exchange Act of 1934, as amended (the "Act"). On the basis of information provided to the Reporting Persons by the Ramius Entities, the Reporting Persons believe that the Ramius Entities are the beneficial owners of an aggregate of 1,882,702 ADSs and 105,973 shares of Common Stock representing in the aggregate approximately 8.3% of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the Ramius Entities (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under the Reporting Persons' management and control.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

         Section A of Item 5 is hereby amended and supplemented as follows:

                                  SCHEDULE 13D
CUSIP No. 38911N107                                           Page 8 of 12 Pages


A. As of the date hereof, the Reporting Persons have the following interests in the securities of Gravity:

     (a) Moon Capital Master Fund Ltd.

          (i) Amount beneficially owned: 566,502.75*

     The percentages used herein and in the rest of this Schedule 13D are calculated based upon the 6,948,900 shares of Common Stock issued and outstanding as of the date hereof, including through ADSs.

          (ii) Percent of class: 8.2% of outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

              (a) Sole power to vote or direct the vote: -0-

              (b) Shared power to vote or direct the vote: 566,502.75*

              (c) Sole power to dispose or direct the disposition: -0-

              (d) Shared power to dispose or direct the disposition: 566,502.75*

     (b) Moon Capital Leveraged Master Fund Ltd.

          (i) Amount beneficially owned 7,887.5**

          (ii) Percent of class: 0.1% of outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

              (a) Sole power to vote or direct the vote: -0-

              (b) Shared power to vote or direct the vote: 7,887.5**

              (c) Sole power to dispose or direct the disposition: -0-

              (d) Shared power to dispose or direct the disposition: 7,887.5**

_____________
* Includes 105,971 shares of Common Stock and 1,842,127 ADSs representing 460,531.75 shares of Common Stock.

** Represents 31,550 ADSs.

                                  SCHEDULE 13D
CUSIP No. 38911N107                                           Page 9 of 12 Pages


     (c) Moon Capital Management LP

          (i) Amount beneficially owned: 574,390.25***

          (ii) Percent of class: 8.3% of outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

            (a) Sole power to vote or direct the vote: -0-

            (b) Shared power to vote or direct the vote: 574,390.25***

            (c) Sole power to dispose or direct the disposition: -0-

            (d) Shared power to dispose or direct the disposition: 574,390.25***

     (d) JWM Capital LLC

          (i) Amount beneficially owned: 574,390.25***

          (ii) Percent of class: 8.3% of outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

            (a) Sole power to vote or direct the vote: -0-

            (b) Shared power to vote or direct the vote: 574,390.25***

            (c) Sole power to dispose or direct the disposition: -0-

            (d) Shared power to dispose or direct the disposition: 574,390.25***

     (e) Mr. John W. Moon

          (i) Amount beneficially owned: 574,390.25***

          (ii) Percent of class: 8.3% of Outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

            (a) Sole power to vote or direct the vote: -0-

            (b) Shared power to vote or direct the vote: 574,390.25***


__________________
*** Includes 105,971 shares of Common Stock and 1,873,677 ADSs representing 468,419.25 shares of Common Stock.

                                  SCHEDULE 13D
CUSIP No. 38911N107                                          Page 10 of 12 Pages

            (c) Sole power to dispose or direct the disposition: -0-

            (d) Shared power to dispose or direct the disposition: 574,390.25***


     Section C of Item 5 is hereby supplemented as follows:


     On July 18, 2006 the Master Fund purchased 9,860 ADSs on the open market at a price of $6.65 per share.

     On July 19, 2006 the Master Fund purchased 9,900 ADSs on the open market at a price of $6.81 per share.

     On July 21, 2006 the Master Fund purchased 9,900 ADSs on the open market at a price of $6.59 per share.

     On July 26, 2006 the Master Fund purchased 9,800 ADSs on the open market at a price of $6.22 per share.

     On July 18, 2006 the Leveraged Fund purchased 100 ADSs on the open market at price of $6.65 per share.

     On July 19, 2006 the Leveraged Fund purchased 100 ADSs on the open market at a price of $6.81 per share.

     On July 21, 2006 the Leveraged Fund purchased 100 ADSs on the open market at a price of $6.59 per share.

     On July 26, 2006 the Leveraged Fund purchased 200 ADSs on the open market at a price of $6.22 per share.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.
            ------------------------------------------------------

         Item 6 is hereby amended and supplemented by the addition of the following:

         Ramius Capital Group L.L.C., and Moon Capital Management LP, on behalf of the Committee, have retained IRG Limited ("IRG") to provide financial advisory services to the Committee with respect to the matters described in Item
4. Under the terms of the engagement, among other things, IRG will assist the Committee with evaluating various strategies and alternatives with respect to Gravity and the Ragnarok license and if a transaction results in the sale of Gravity Common Stock or ADSs, the Committee will pay IRG a fee based upon the sale price of Gravity Common Stock or ADSs sold by members of the Committee during specified


__________________
*** Includes 105,971 shares of Common Stock and 1,873,677 ADSs representing 468,419.25 shares of Common Stock.

                                  SCHEDULE 13D
CUSIP No. 38911N107                                          Page 11 of 12 Pages


time periods, although IRG will not be entitled to a fee if the sale price is below a specified threshold. In addition, the Committee will pay IRG a retainer fee.



Item 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit 1. Joint Filing Agreement Pursuant to Rule 13d-1(k) is incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D.

Exhibit 2. Sharing Agreement dated as of March 28, 2006 between the Reporting Persons and the Ramius Entities is incorporated by reference to Exhibit 2 to Schedule 13D.

Exhibit 3.  Press Release dated May 24, 2006 is incorporated by reference to
            Exhibit 3 to Amendment No. 2 to Schedule 13D.

Exhibit 4.  Press Release dated June 1, 2006 is incorporated by reference to
            Exhibit 4 to Amendment No. 3 to Schedule 13D.

Exhibit 5.  Press Release dated July 19, 2006 is incorporated by reference to
            Exhibit 5 to Amendment No. 4 to Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 38911N107                                          Page 12 of 12 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



Dated:  July 31, 2006                /s/ John W. Moon
                                     ----------------------------------------
                                     John W. Moon,
                                     individually and as managing member of
                                     JWM Capital LLC,
                                     for itself and as the general partner of
                                     Moon Capital Management LP,
                                     for itself and as the investment manager of
                                     Moon Capital Master Fund Ltd. and
                                     Moon Capital Leveraged Master Fund Ltd.